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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CELL SOURCE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

15114L104

(CUSIP Number)

Itamar Shimrat, 57 West 57th Street, Suite 400, New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	15114L104	Page	2	of	6	Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itamar Shimrat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,925,004(1)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 1,925,004(1)
	10	SHARED DISPOSITIVE POWER —
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,004(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 1,350,000 shares of Common Stock underlying currently exercisable stock options.

Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $.001 par value (the “Common Stock”), of Cell Source, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 57 West 57th Street, Suite 400, New York, New York 10019.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of Itamar Shimrat (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 57 West 57th Street, Suite 400, New York, New York 10019.

(c)	The Reporting Person is the President, Chief Executive Officer and a Director of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired ordinary shares of Cell Source Ltd., a privately owned Israeli company, in 2011 as a founding member of that company. On June 30, 2014, the shareholders of Cell Source Ltd. exchanged their ordinary shares of Cell Source Ltd. for an equal number of shares of Common Stock of the Issuer. As a result of this transaction, the Reporting Person was issued 575,004 shares of the Issuer’s Common Stock. On March 8, 2021, the Reporting Person was issued an option to purchase 750,000 shares of the Issuer’s Common Stock in his capacity as an officer of the Corporation and an option to purchase 600,000 shares of the Issuer’s Common Stock in his capacity as a director of the Issuer. The options have an exercise price of $1.00 per share and a five year term.

Page 4 of 6 Pages

Item 4.	Purposes of Transactions

As discussed in Item 3 above, the Reporting Person acquired shares of Common Stock of the Issuer in an exchange transaction pursuant to which holders of Cell Source Ltd. ordinary shares exchanged the ordinary shares for an equivalent number of shares of the Issuer’s Common Stock. The Reporting Person was awarded options to purchase the Issuer’s Common Stock in his capacity as an officer and director of the Issuer.

The Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above; however, the Reporting Person at any time and from time to time, may acquire additional securities or dispose of any or all of the securities owned by him depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as of the date of this Schedule 13D is 1,925,004 shares, or approximately 5.7% of the class of securities identified in Item 1 based on 32,663,482 shares of Common Stock outstanding as of May 12, 2021.

(b) The number of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in Items 7 to 10 of page 2 of this Schedule 13D and such information is incorporated herein by reference.

(c) Except as described above, the Reporting Person has not had any transactions in the class of securities reported herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Except for the Stock Option Agreements filed as exhibits to this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.	Option Agreement for 600,000 shares of Common Stock.

2.	Option Agreement for 750,000 shares of Common Stock.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021

/s/ Itamar Shimrat
Itamar Shimrat